SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 2007

Commission File Number 0-28800

_____

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2007, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated April 26, 2007, entitled "MINTAILS AND DRDGOLD AGREE WEST RAND GOLD AND URANIUM EXPLORATION AND MINING JOINT VENTURE "

99.2   Release dated April 26, 2007, entitled " REPORT TO SHAREHOLDERS FOR THE QUARTER AND MINE MONTHS 31 MARCH 2007"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: April 26, 2007

By: /s/ Themba Gwebu

Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ARB number 086 277 616

JSE trading symbol: DRD

ISIN Code: ZAE 000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the company")

MINTAILS AND DRDGOLD AGREE WEST RAND GOLD AND URANIUM EXPLORATION AND MINING JOINT VENTURE

Mintails Limited (ASX: MLI) and DRDGOLD Limited ("DRDGOLD")(NASDAQ: DROOY: JSE: DRD) announced today that they had reached agreement on the formation of a joint venture company which is yet to be formed ("the JV")in South Africa to explore, evaluate and potentially mine gold and uranium by opencast and underground mining methods in the Western Rand Goldfield of South Africa's Witwatersrand Basin.

Following discussions initiated during the fourth quarter of 2006, the JV stakeholders, DRDGOLD, Mintails SA (wholly owned by Mintails Limited) and Mineral & Mining Reclamation Services (Pty) Ltd ("MMRS") have agreed to consolidate their West Rand Goldfield projects comprising Rand Leases, Durban Roodepoort Deep, East Champ D'Or, Luipaardsvlei and West Rand Consolidated (including West Wits). The JV's goal is to re-evaluate and re-start mining in the West Rand Goldfield, situated in the Witwatersrand Basin in South Africa's Gauteng province.

Initially, DRDGOLD and Mintails SA will hold 45% each in the JV and MMRS will hold 10%. It is intended that the JV will be listed on the Australian Stock Exchange to raise a minimum of $6 million as an initial public offering, and subsequently list on the JSE Limited, the Johannesburg stock exchange.

The Witwatersrand is arguably one of the greatest gold and uranium-producing regions in the world. The JV's lease consolidation provides a package of tenements with a continuous strike of over 20 kilometres, covering significant gold and uranium-producing, historical mines over the western margin of the Witwatersrand.

Gold production in the West Rand Goldfield began in the late 1880s with the focus on the Main and South reefs. Discovery of further reefs was quick to follow. The known reef groups on the JV's consolidated lease area include the Main, Johnstone, Bird and Kimberley, with less extensive reefs such as the Black reef located in pockets.

Historical gold production on the constituent leases exceeds 30 million ounces and 17 000 tons U_3O_8.

Fluctuating gold and uranium commodity prices during the 20th century saw the closure and re-opening of mines and changes in mining focus between gold and uranium.

The JV's objective for the first two years is to aggressively delineate Au and U_3O_8 resource/reserves, progress into advanced stages of commissioning or commence mining on the consolidated lease area. Modern mining techniques will be utilised and all activities conducted will be to a world-class standard.

Exploration targets are in the process of being generated across the consolidated lease area. The intention is to begin exploration for surface resource/reserves, while concurrently delineating remaining pillar reserves and areas previously unmined. Deeper exploration programmes will be designed later in 2008.

To achieve the JV's goals, various exploration techniques will be utilised, including but not limited to surface reverse circulation and diamond drilling, underground diamond drilling and channel sampling of underground pillars.

In the creation of the exploration programme, the Witwatersrand reefs are being evaluated and prioritised. The U_3O_8 and Au-producing Bird Reef Group found across the JV consolidated lease area become the initial primary target for open-cut and underground mining. Other Au-producing reef groups such as the Main and Kimberley will be targeted subsequently.

A programme of data compilation and cataloguing has begun and early results are encouraging. Given the disbursement of information and possible losses over the past 100 years of mining, the data collection programme will be on-going.

Under the South African Mineral and Petroleum Resources Development Act of 2002, a new mineral rights regime was introduced to install a pro-active exploration and mining industry. The new legislation has introduced a "use it or lose it" philosophy, allowing previously held, under-utilised land to receive attention from capable explorers willing to commit to the area and people. The JV holds new order and old order rights; the latter are in the process of being converting to new order.

For further information, please contact Ilja Graulich, Head of Investor Relations or Niel Pretorius, CEO DRDGOLD South African Operations (Pty) Ltd at + 27 11 219 8700.

Johannesburg
26 April 2007

Sponsor
Standard bank

Exhibit 99.2

DRDGOLD LIMITED

REPORT TO SHAREHOLDERS FOR THE QUARTER AND NINE MONTHS ENDED
31 MARCH 2007

2007 FINANCIAL YEAR

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
ARBN 086 277616 • JSE trading symbol: DRD • ISIN Code: ZAE 000058723
Issuer code: DUSM • NASDAQ trading symbol: DROOY
("DRDGOLD" or "the company")

KEY FEATURES

- Porgera Joint Venture stake sale agreed for US$250 million subject to shareholder and regulatory approvals
- Discontinued Vatukoula operations and associated liabilities sold
- Blyvoor strike impacts negatively on DRDGOLD SA results

KEY RESULTS SUMMARY

Group		Quarter March 2007	Quarter December 2006	% Change	Quarter March 2006	9 months to 31 March 2007	9 months to 31 March 2006
Attributable gold production*							
Australasian operations	oz	**28 009**	35 660	(21)	36 069	**105 189**	143 405
	kg	**871**	1 109	(21)	1 122	**3 270**	4 462
Discontinued operations	oz	**429**	9 143	(95)	6 910	**26 910**	26 344
	kg	**13**	284	(95)	215	**836**	820
South African operations	oz	**75 330**	87 322	(14)	86 678	**253 991**	225 795
	kg	**2 343**	2 716	(14)	2 696	**7 900**	7 023
Group	oz	**103 768**	132 125	(21)	129 657	**386 090**	395 544
	kg	**3 227**	4 109	(21)	4 033	**12 006**	12 305
Cash operating costs							
Australasian operations	US$ per oz	**707**	541	(31)	499	**580**	367
	ZAR per kg	**164 963**	127 967	(29)	102 217	**135 385**	75 744
Discontinued operations	US$ per oz	**–**	1 120	na	–	**795**	–
	ZAR per kg	**–**	265 169	na	–	**185 506**	–
South African operations	US$ per oz	**572**	505	(13)	511	**524**	468
	ZAR per kg	**133 492**	119 388	(12)	103 519	**122 288**	96 493
Group	US$ per oz	**606**	558	(9)	507	**558**	424
	ZAR per kg	**141 449**	131 780	(7)	102 227	**130 257**	87 480
Gold price received	US$ per oz	**663**	617	7	547	**633**	496
	ZAR per kg	**154 629**	145 909	6	109 580	**147 652**	102 408
Capital expenditure	US$ million	**9.0**	11.5	22	6.8	**34.7**	24.3
	ZAR million	**65.9**	84.5	22	41.6	**252.0**	156.1

*Emperor Mines Limited ("Emperor") consolidated 100% from 6 April 2006 (previously 39.52% attributable) and Crown Gold Recoveries (Pty) Limited ("CGR") which included East Rand Proprietary Mines Limited ("ERPM") consolidated 100% from 1 December 2005 (previously 40% attributable).

STOCK

Issued capital

361 191 981 ordinary no par value shares

5 000 000 cumulative preference share

Total ordinary no par value shares issued and committed: 377 446 755

Stock traded	JSE	NASDAQ
Average volume for the quarter per day ('000)	1 040	3 886
% of issued stock traded (annualised)	75	281
Price • High	R6,60	US$0,94
• Low	R3,70	US$0,54
• Close	R4,85	US$0,67

FORWARD LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets that DRDGOLD serves, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2006, which we filed with the United States Securities and Exchange Commission on 22 December 2006 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

OVERVIEW

Dear shareholder

Safety

With deep regret, I announce the death of two employees in work-related incidents during the quarter. Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") employee Jacinto Chivambo and ERPM employee Ernesto Vuma both died from injuries sustained in tramming accidents underground. I am particularly perturbed by the circumstances of these fatalities as I am firmly of the view that tramming-related accidents are entirely preventable. It is apposite that, at Blyvoor, a seven-week programme relating to trucking and tramming safety has been completed.

Safety performance generally at the South African operations during the quarter took an unsatisfactory turn. At ERPM the Disabling Injury Frequency Rate ("DIFR") deteriorated from 15.39 to 20.52 and the Reportable Injury Frequency Rate ("RIFR") from 5.13 to 8.98, while at

Crown the DIFR worsened from 3.74 to 6.16 and the RIFR from 1.26 to 3.69. Blyvoor recorded an improvement in its RIFR from 3.0 to 2.59, but its DIFR deteriorated from 6.28 to 6.49.

In these circumstances I am reassured that a number of initiatives are under way throughout the South African operations to turn the trend; these include a campaign to emphasise employee rights and duties in respect of safety.

Turning to the Australasian operations, at Tolukuma in Papua New Guinea ("PNG") safety performance was largely satisfactory. While the Lost Time Injury Frequency Rate ("LTIFR") remained at 1.93, both the RIFR and DIFR dropped from 7.72 to 0, reflecting no reportable or disabling injuries during the quarter. One lost time incident occurred in which a drill operator was struck by falling rock and admitted to hospital for observation.

Production

Total gold production was 21% lower at 103 768oz reflecting both a 37% decline in gold production from the Australasian operations to 28 438oz and a 14% decrease in gold production from the South African operations to 75 330oz.

The primary reason for lower Australasian production, of course, was the previously reported discontinuation of operations at the Vatukoula Mine in Fiji; just 429oz were produced for the quarter. Production was also down, however, at the Porgera and Tolukuma operations in PNG; Tolukuma produced 9 483oz down from 11 996oz in the previous quarter, while Porgera (20% share) produced 18 525oz, down from 23 664oz in the previous quarter.

Tolukuma reports that slower than expected progress on remediation of production issues – for example, poor ventilation, the extension of compressed air infrastructure and limited stope drilling capacity – impacted negatively on production during the quarter.

Porgera reported lower productivity due to generally lower than expected grades realised from stockpiles and parts of the open pit.

In South Africa, all three operations reported decreased production. At both Blyvoor and ERPM, the rate of return of workers after the Christmas break was poor; and at Blyvoor this was exacerbated by a five-day illegal strike. At ERPM, underground tonnes continued to be adversely affected by inadequate and timeous opening up and development of infrastructure, and the delivery of services to the eastern longwall. Grade was, and will continue to be, affected for at least the next 12 months by the occurrence of a fault that runs the entire length of the eastern longwall. It is worth noting that, at both Blyvoor and ERPM, surface production rose and helped to offset the impact of lower underground production. At Crown, however, the effect on production of depleting high-grade material underscores the urgent need to bring on line the 3/L/2 and Top Star reserves.

Financial

Group revenue decreased by 6% to R514.9 million, reflecting reduced production. After accounting for cash operating costs which were 2% lower at R456.4 million, cash operating profit declined by 29% to R58.5 million.

Revenue from the South African operations was 9% lower at R356.2 million, and while cash operating costs decreased by 4% to R312.8 million, cash operating profit was down 35% to R43.4 million.

Revenue from the continuing Australasian operations rose slightly to R158.7 million, and after accounting for cash operating costs which were 1% higher at R143.6 million, cash operating profit was 5% lower at R15.1 million.

Corporate developments

During the quarter, 78.9%-held Emperor completed the sale of Vatukoula and associated Fijian assets and liabilities to Westech Gold Limited ("Westech") and announced a conditional agreement to sell its 20% interest in Porgera to Barrick Gold Corporation for US$250 million.

Proceeds from the sale of its Porgera interest will allow Emperor to repay debt in full. After the sale and debt repayment, its key assets will include the wholly-owned Tolukuma gold mine, a significant copper/gold exploration portfolio incorporating over 5 000 square kilometres of exploration tenements in minerals-rich PNG, and a significant amount of cash on the balance sheet.

Looking ahead

The developments in respect of Emperor and sign-off on the sale of the Porgera stake will contribute towards a good foundation for DRDGOLD. The return of the South African operations to an acceptable level of operational stability – involving a strong focus on cost controls and volumes to ensure the improvement of margins – will also be critical to the success of this process.

Regarding exploration in South Africa, over-stoping of the prospect drive on reef at ERPM Extension 1 will take place during the June quarter in order to further define the ore body and supplement existing borehole data. At Blyvoor, work has begun on defining the uranium resource contained in the 110 million tonnes of slimes and 10 million tonnes of rock dump material available. Uranium was produced at Blyvoor until 1982 and mining of reefs containing uranium has continued subsequently.

It is pleasing to reflect on a further development in South Africa, announced separately today. DRDGOLD and ASX-listed Mintails Limited have reached agreement on the formation of a joint venture company, to be known as Kgosi Mining, which will explore for gold and uranium in the western rand goldfield with a view to mining, using both opencast and underground methods.

I expect to be able to report on further progress towards our recovery as a group in three months' time. In closing, I would caution that – against this process of recovery – the higher gold price has raised expectations among our South African workforce and their representatives on the outcome of wage negotiations, scheduled to begin shortly.

JOHN SAYERS
Chief Executive Officer

26 April 2007



NOTE REGARDING FINANCIAL STATEMENTS

The condensed consolidated financial statements below are prepared in accordance with International Financial Reporting Standards ("IFRS").

CONSOLIDATED INCOME STATEMENT (Unaudited)

	Quarter March 2007 Rm	Quarter December 2006 Rm	Quarter March 2006 Rm	9 months to 31 March 2007 Rm	9 months to 31 March 2006 Rm
Continuing operations					
Gold and silver revenue	**514.9**	548.5	419.3	**1 638.1**	1 048.8
Cash operating costs	**(456.4)**	(466.3)	(390.3)	**(1 408.8)**	(898.6)
Cash operating profit	**58.5**	82.2	29.0	**229.3**	150.2
Corporate administration and other expenses	**(45.0)**	(69.9)	(36.5)	**(158.0)**	(114.9)
Share-based payments	**(2.0)**	(0.5)	(3.4)	**(5.9)**	(10.2)
Exploration costs	**(4.9)**	(2.9)	(11.2)	**(12.0)**	(12.1)
Care and maintenance costs	**(3.2)**	(2.8)	(2.8)	**(8.1)**	(7.6)
Cash profit/(loss) from operations	**3.4**	6.1	(24.9)	**45.3**	5.4
Retrenchment costs	**(0.8)**	–	–	**(0.8)**	(1.0)
Investment income	**19.5**	14.7	1.3	**24.8**	36.7
Finance charge	**(13.1)**	(24.3)	(13.8)	**(52.6)**	(36.8)
Net operating profit/(loss)	**9.0**	(3.5)	(37.4)	**16.7**	4.3
Rehabilitation	**(3.1)**	(3.1)	(10.5)	**(9.3)**	(18.3)
Depreciation	**(36.9)**	(39.5)	(52.3)	**(123.0)**	(123.7)
Profit/(loss) on financial instruments	**1.3**	(1.4)	–	**(9.3)**	(7.5)
Movement in gold in process	**(15.8)**	37.1	(6.8)	**37.3**	5.3
Loss before taxation	**(45.5)**	(10.4)	(107.0)	**(87.6)**	(139.9)
Taxation	**(0.2)**	21.0	17.7	**5.5**	0.4
Deferred taxation	**1.7**	(11.2)	(15.1)	**(6.9)**	1.4
Loss after taxation	**(44.0)**	(0.6)	(104.4)	**(89.0)**	(138.1)
Profit/(loss) on sale of assets/investment	**90.6**	(7.8)	–	**82.8**	(3.4)
Impairments	**–**	15.6	(1.7)	**15.6**	50.5
Loss from associates	**–**	–	(72.1)	**–**	(152.0)
Discontinued operation					
Loss for the period from discontinued operation	**(44.2)**	(145.6)	(0.1)	**(225.8)**	(6.4)
Impairment from discontinued operation	**(3.9)**	(783.1)	–	**(787.0)**	–
Net loss for the period	**(1.5)**	(921.5)	(178.3)	**(1 003.4)**	(249.4)
Attributable to:					
Minority interest	**3.5**	(194.1)	(3.0)	**(204.9)**	(4.2)
Ordinary shareholders of the company	**(5.0)**	(727.4)	(175.3)	**(798.5)**	(245.2)
	(1.5)	(921.5)	(178.3)	**(1 003.4)**	(249.4)
Headline loss per share – cents					
– From continuing operations	**(16.7)**	(12.7)	(13.4)	**(41.4)**	(93.3)
– From total operations	**(26.8)**	(47.5)	(50.0)	**(95.0)**	(95.4)
Basic profit/(loss) per share – cents					
– From continuing operations	**9.5**	(10.4)	(56,0)	**(11.8)**	(77.9)
– From total operations	**(1.4)**	(220.9)	(56.0)	**(240.6)**	(80.0)
Calculated on the weighted average ordinary shares issued of:	**345 510 540**	329 252 570	312 864 814	**331 852 870**	306 385 191
Diluted headline loss per share – cents	**(16.7)**	(12.7)	(13.4)	**(41.4)**	(93.3)
Diluted basic loss per share – cents	**(1.4)**	(220.9)	(56.0)	**(240.6)**	(80.0)

SEGMENTAL INFORMATION

	Quarter Mar 2007				Quarter Dec 2006			
	South Africa Rm	Austral-asia Rm	Discon-tinued Rm	Other Rm	South Africa Rm	Austral-asia Rm	Discon-tinued Rm	Other Rm
Gold and silver revenue	**356.2**	**158.7**	**7.1**	**–**	390.6	157.9	45.8	–
Cash operating costs	**(312.8)**	**(143.6)**	**–**	**–**	(324.3)	(142.0)	(75.3)	–
Cash operating profit/(loss)	**43.4**	**15.1**	**7.1**	**–**	66.3	15.9	(29.5)	–
Corporate administration and other expenses	**(8.2)**	**(23.6)**	**(21.2)**	**(13.2)**	(18.3)	(33.2)	0.2	(18.4)
Share-based payments	**–**	**–**	**–**	**(2.0)**	–	–	–	(0.5)
Exploration costs	**–**	**(4.9)**	**–**	**–**	–	(2.9)	(0.6)	–
Care and maintenance costs	**–**	**–**	**–**	**(3.2)**	–	–	–	(2.8)
Cash profit/(loss) from operations	**35.2**	**(13.4)**	**(14.1)**	**(18.4)**	48.0	(20.2)	(29.9)	(21.7)
Retrenchment costs	**–**	**–**	**6.9**	**(0.8)**	–	–	(27.2)	–
Investment income	**3.2**	**14.6**	**(6.7)**	**1.7**	2.3	(1.5)	(1.6)	13.9
Finance charge	**(2.2)**	**(10.4)**	**(1.6)**	**(0.5)**	(9.3)	(1.5)	(20.0)	(13.5)
Net operating profit/(loss)	**36.2**	**(9.2)**	**(15.5)**	**(18.0)**	41.0	(23.2)	(78.7)	(21.3)
Rehabilitation	**(2.3)**	**–**	**–**	**(0.8)**	(2.3)	–	(0.2)	(0.8)
Depreciation	**(22.5)**	**(18.3)**	**(0.3)**	**3.9**	(23.4)	(17.1)	(31.6)	1.0
Profit/(loss) on financial instruments	**–**	**1.4**	**(22.3)**	**(0.1)**	–	(1.4)	(22.3)	–
Movement in gold in process	**(1.0)**	**(14.8)**	**(5.9)**	**–**	0.6	36.5	(12.0)	–
Profit/(loss) before taxation	**10.4**	**(40.9)**	**(44.0)**	**(15.0)**	15.9	(5.2)	(144.8)	(21.1)
Taxation	**(0.2)**	**–**	**(0.1)**	**–**	(0.3)	21.2	(0.8)	0.1
Deferred taxation	**–**	**1.7**	**–**	**–**	–	(11.2)	–	–
Profit/(loss) after taxation	**10.2**	**(39.2)**	**(44.1)**	**(15.0)**	15.6	4.8	(145.6)	(21.0)

CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited)

	As at 31 March 2007 R m	As at 31 December 2006 R m	As at 31 March 2006 R m
Assets			
Property, plant and equipment	**704.6**	680.3	852.6
Investments	**62.0**	61.8	73.3
Environmental trust funds	**71.1**	67.0	57.5
Other non-current assets	**–**		208.0
Current assets	**1 170.4**	1 178.3	380.9
Inventories	**99.6**	109.5	141.5
Accounts receivable	**66.5**	68.4	93.9
Financial assets	**10.7**	9.8	12.5
Cash and cash equivalents	**108.3**	134.3	133.0
Assets classified as held for sale	**885.3**	856.3	–
	2 008.1	1 987.4	1 572.3
Equity and liabilities			
Equity	**239.8**	109.5	475.5
Shareholders' equity	**204.9**	77.1	450.0
Minority shareholders' interest	**34.9**	32.4	25.5
Long-term borrowings	**130.2**	278.0	6.0
Post-retirement and other employee benefits	**21.6**	21.1	18.6
Provision for environmental rehabilitation	**276.0**	281.4	281.2
Financial liabilities	**–**	–	7.5
Deferred mining and income taxes	**101.6**	99.5	41.4
Current liabilities	**1 238.9**	1 197.9	742.1
Accounts payable and accrued liabilities	**346.2**	450.5	374.5
Financial liabilities	**240.9**	207.5	–
Current portion of long-term borrowings	**530.6**	406.8	367.6
Liabilities classified as held for sale	**121.2**	133.1	–
	2 008.1	1 987.4	1 572.3

CONDENSED STATEMENT OF CHANGES IN EQUITY (Unaudited)

	Quarter March 2007 Rm	Quarter December 2006 Rm	Quarter March 2006 Rm	9 months to 31 March 2007 Rm	9 months to 31 March 2006 Rm
Balance at the beginning of the period	109.5	1 093.3	507.6	1 015.3	483.1
Share capital issued	142.5	84.7	79.2	268.7	177.6
– for acquisition finance and cash	141.4	88.2	77.9	269.6	172.0
– for share options exercised	–	0.7	–	1.0	1.0
– increase in share-based payment reserve	2.0	0.5	3.4	5.9	10.2
– for costs	(0.9)	(4.7)	(2.1)	(7.8)	(5.6)
Net loss attributed to ordinary shareholders	(5.0)	(727.4)	(175.3)	(798.5)	(245.2)
Net profit/(loss) attributed to minority shareholders	3.5	(194.1)	(3.0)	(204.9)	(4.2)
Increase in minorities	–	18.5	–	18.5	23.9
Currency translation adjustments and other	(10.7)	(165.5)	67.0	(59.3)	40.3
Balance as at the end of the period	239.8	109.5	475.5	239.8	475.5
Reconciliation of headline loss					
Net loss	(5.0)	(727.4)	(175.3)	(798.5)	(245.2)
Adjusted for:					
– Impairments	–	(15.6)	1.7	(15.6)	(50.5)
– Impairment from discontinued operation	3.9	783.1	–	787.0	–
– Minority share of impairment from discontinued operation	(0.8)	(204.4)	–	(205.2)	-
– (Profit)/loss on sale of assets	(90.6)	7.8	–	(82.8)	3.4
Headline loss	(92.5)	(156.5)	(173.6)	(315.1)	(292.3)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Unaudited)

	Quarter March 2007 Rm	Quarter December 2006 Rm	Quarter March 2006 Rm	9 months to 31 March 2007 Rm	9 months to 31 March 2006 Rm
Net cash outflow from operations	(15.8)	(84.2)	(33.1)	(111.5)	(32.1)
Working capital changes	(64.5)	57.2	(12.5)	63.9	(3.8)
Net cash outflow from investing activities	(73.2)	(72.1)	(41.9)	(251.1)	(139.2)
Net cash in/(out) flow from financing activities	113.5	(203.4)	67.3	(51.5)	39.5
Decrease in cash and cash equivalents	(40.0)	(302.5)	(20.2)	(350.2)	(135.6)
Translation adjustment	(2.2)	(46.0)	15.4	(12.3)	27.4
Opening cash and cash equivalents	168.7	517.2	137.8	489.0	241.2
Closing cash and cash equivalents	126.5	168.7	133.0	126.5	133.0

Closing cash and cash equivalents as at 31 March 2007
include R18.2 million classified as assets held for sale.

Reconciliation of net cash outflow from operations					
Net operating profit/(loss)	9.0	(3.5)	(37.4)	16.7	4.3
Net operating loss from discontinued operations	(15.6)	(78.7)	(0.1)	(117.9)	(6.4)
	(6.6)	(82.2)	(37.5)	(101.2)	(2.1)
Adjusted for:					
Interest provision on convertible bond	–	(7.0)	6.8	–	21.3
Amortisation of convertible cost	–	1.8	1.9	3.5	5.6
Financial instruments	21.0	23.7	–	48.9	(3.7)
Unrealised foreign exchange (gain)/loss	(7.9)	(9.8)	2.0	(1.3)	(26.1)
Growth in Environmental Trust Funds	(2.2)	(2.3)	(1.6)	(5.3)	(4.2)
Other non-cash items	1.3	36.8	6.1	41.5	17.6
Interest paid	(20.2)	(44.3)	(5.7)	(76.7)	(25.0)
Taxation paid	(1.2)	(0.9)	(5.1)	(20.9)	(15.5)
Net cash outflow from operations	(15.8)	(84.2)	(33.1)	(111.5)	(32.1)

KEY OPERATING AND FINANCIAL RESULTS (Unaudited)

Australasian operations

Porgera (20% Share of Joint Venture)		Quarter March 2007	Quarter December 2006	% Change	Quarter March 2006	9 months to 31 March 2007	9 months to 31 March 2006
Ore milled	t'000	214	238	(10)	241	714	792
Yield	g/t	2.69	3.09	(13)	3.15	3.12	3.97
Gold produced	oz	18 526	23 664	(22)	24 410	71 569	101 023
	kg	576	736	(22)	760	2 225	3 144
Cash operating costs	US$ per oz	597	396	(51)	416	450	309
	ZAR per kg	139 262	93 834	(48)	82 386	105 063	63 654
	ZAR per tonne	375	290	(29)	260	327	253
Cash operating profit	US$ million	2.9	3.3	(12)	2.7	10.7	17.5
	ZAR million	21.2	24.2	(12)	15.8	77.6	112.5
Capital expenditure (net)	US$ million	3.1	2.8	(11)	2.4	7.6	11.2
	ZAR million	22.3	19.9	(12)	14.4	55.2	71.6

Porgera

Porgera attributable gold production was 214 000 tonnes at a recovered grade of 2.69g/t producing 18 526oz, at a cash operating cost of US$597/oz.

Gold production at Porgera early in the quarter continued to be impacted by power disruptions caused by a lightning strike in December, with repairs and a return to full production achieved in early January.

Decreases in material mined during the quarter are attributed in part to lower productivity on the narrow Stage 5 bench.

The repairs to the Hides power station and increased diesel power generation and load shedding during the period of repairs also contributed to higher costs incurred during the period.

Tolukuma		Quarter March 2007	Quarter December 2006	% Change	Quarter March 2006	9 months to 31 March 2007	9 months to 31 March 2006
Ore milled	t'000	48	45	7	47	136	148
Yield	g/t	6.15	8.29	(26)	7.70	7.68	8.91
Gold produced	oz	9 483	11 996	(21)	11 659	33 620	42 382
	kg	295	373	(21)	362	1 045	1 318
Cash operating costs	US$ per oz	922	827	(12)	671	857	507
	ZAR per kg	215 146	195 319	(10)	134 260	199 947	104 584
	ZAR per tonne	1 322	1 619	18	1 034	1 536	931
Cash operating loss	US$ million	(0.8)	(1.0)	20	(0.5)	(4.8)	(0.4)
	ZAR million	(6.1)	(8.3)	27	(3.1)	(35.2)	(2.7)
Capital expenditure (net)	US$ million	1.3	1.6	19	–	4.9	3.7
	ZAR million	9.5	11.8	19	(0.2)	35.6	23.5

Tolukuma

Total gold production was 9 483oz, down from 11 996oz in the previous quarter, mainly as the result of a 26% decline in yield to 6.15g/t.

The mine reports that mining machine fleet constraints have hampered the excavation of high-grade material, however plans are in place to use the existing fleet more efficiently while additional machinery is sourced.

The current mine plan at Tolukuma is focusing on maintaining production and vertical development on the Zine and Tinabar structures, as well as re-establishing stoping on the Gulbadi structure.

Underground production for the quarter focused primarily on Zine, with minor levels of stoping from the Tinabar zone. Stoping was hampered on three areas by mine fleet, compressed air and backfill constraints, but the compressed air infrastructure work undertaken in March will see improved drilling rates between Zine and Tinabar in future.

Cash operating costs for the quarter increased to US$922/oz, driven largely by higher helicopter and aircraft cost increases combined with lower head grades.

Discontinued operation Vatukoula ("Old" Emperor) 100% consolidated from 6 April 2006 (Previously 39.52% attributable)		Quarter March 2007	Quarter December 2006	% Change	Quarter March 2006	9 months to 31 March 2007	9 months to 31 March 2006
Ore milled	t'000	–	37	na	36	117	138
Yield	g/t	–	7.68	na	5.97	7.15	5.94
Gold produced	oz	429	9 143	(95)	6 910	26 910	26 344
	kg	13	284	(95)	215	836	820
Cash operating costs#	US$ per oz	–	1 120	na	694	795	598
	ZAR per kg	–	265 169	na	137 860	185 506	123 332
	ZAR per tonne	–	2 035	na	814	1 326	733
Cash operating profit/(loss)#	US$ million	1.0	(4.1)	124	(2.7)	(4.8)	(7.3)
	ZAR million	7.1	(29.4)	124	(17.2)	(34.8)	(46.7)
Cash operating profit/(loss) attributable to DRDGOLD	US$ million	1.0	(4.1)	124	–	(4.8)	–
	ZAR million	7.1	(29.4)	124	–	(34.8)	–
Capital expenditure (net)#	US$ million	0.1	3.3	97	3.1	9.0	7.4
	ZAR million	0.7	24.7	97	19.1	65.3	47.8
Capital expenditure (net) attributable to DRDGOLD	US$ million	0.1	3.3	97	–	9.0	–
	ZAR million	0.7	24.7	97	–	65.3	–

#Represents total operation

On 28 March 2007, management of the Vatukoula mine confirmed that the sale of the Vatukoula mine and associated assets to Westech had been completed. All assets and liabilities of Emperor's Fijian operations were transferred to Westech.

KEY OPERATING AND FINANCIAL RESULTS (Unaudited) continued

South African operations

Blyvoor		Quarter March 2007	Quarter December 2006	% Change	Quarter March 2006	9 months to 31 March 2007	9 months to 31 March 2006
Ore milled							
Underground	t'000	**141**	183	(23)	171	**506**	496
Surface	t'000	**900**	896	–	927	**2 762**	2 714
Total	t'000	**1 041**	1 079	(4)	1 098	**3 268**	3 210
Yield							
Underground	g/t	**4.97**	5.06	(2)	4.59	**5.07**	5.65
Surface	g/t	**0.38**	0.32	19	0.38	**0.34**	0.34
Total	g/t	**1.00**	1.12	(11)	1.03	**1.08**	1.16
Gold produced							
Underground	oz	**22 538**	29 772	(24)	25 238	**82 435**	90 054
	kg	**701**	926	(24)	785	**2 564**	2 801
Surface	oz	**11 092**	9 099	22	11 221	**30 543**	29 709
	kg	**345**	283	22	349	**950**	924
Total	oz	**33 630**	38 871	(13)	36 459	**112 978**	119 763
	kg	**1 046**	1 209	(13)	1 134	**3 514**	3 725
Cash operating costs							
Underground	US$ per oz	**714**	582	(23)	692	**635**	532
	ZAR per kg	**166 572**	137 586	(21)	138 084	**148 034**	109 692
	ZAR per tonne	**828**	696	(19)	634	**750**	619
Surface	US$ per oz	**265**	313	15	233	**289**	239
	ZAR per kg	**61 855**	73 926	16	46 553	**67 386**	49 250
	ZAR per tonne	**24**	23	(4)	18	**23**	17
Total	US$ per oz	**566**	519	(9)	551	**541**	459
	ZAR per kg	**132 033**	122 685	(8)	109 914	**126 231**	94 699
	ZAR per tonne	**133**	137	3	114	**136**	110
Cash operating profit	US$ million	**2.9**	3.5	(17)	–	**9.6**	3.4
	ZAR million	**20.9**	25.4	(18)	(0.6)	**69.3**	22.0
Capital expenditure (net)	US$ million	**2.0**	2.3	13	2.4	**7.0**	6.6
	ZAR million	**14.8**	16.9	12	15.1	**50.8**	42.5

Blyvoor

Total gold production was 13% lower at 33 630oz, reflecting a 24% decline in gold production from underground to 22 538oz. Surface gold production was 22% higher at 11 092oz.

Lower underground gold production resulted both from a 23% drop in underground ore milled to 141 000t and a 2% decline in underground yield to 4.97g/t. The lower volume was primarily a consequence of five production days lost during the quarter due to illegal strike action. The lower yield reflected some residual impact of the underground fire in the previous quarter. Full access to the affected high-grade areas was restored at the end of January.

The illegal strikers' non-compliance with an agreement in terms of which lost production of 15 000t would be worked back has been referred to arbitration.

Higher surface gold production resulted from a 19% increase in yield from the slimes retreatment project and higher rock dump throughput, being among measures taken to optimise plant operation during the illegal strike. Total surface throughput was stable at 900 000t while average surface yield rose to 0.38g/t.

Total cash operating costs were 9% higher at US$566/oz, due to a 23% increase in underground cash operating costs to US$714/oz arising from lower underground gold production. Surface cash operating costs were 15% lower at US$265/oz due to higher surface gold production. Cash operating profit was 18% lower at R20.9 million.

Capital expenditure was R14.8 million, some R2.4 million of which was spent on the Way Ahead Project ("WAP"). WAP, which has replaced the No. 2 Sub-shaft Project, involves accessing the No 2 Sub-shaft reserves from levels 27 to 35 of No. 5 Shaft at a substantially reduced cost of R37 million over the next three years.

Projects currently under investigation include: opening up of Main Reef workings to access 'old gold' – ore broken but unrecovered during earlier mining activity; a re-evaluation of the Doornfontein and Blyvoor slimes dams for gold and uranium recovery; and, to reduce costs, re-treatment of process water for re-use on-mine.

Crown 100% consolidated from 1 Dec 2005 (Previously 40% attributable)		Quarter March 2007	Quarter December 2006	% Change	Quarter March 2006	9 months to 31 March 2007	9 months to 31 March 2006
Ore milled	t'000	**2 011**	2 231	(10)	1 946	**6 298**	4 095
Yield	g/t	**0.36**	0.41	(12)	0.37	**0.40**	0.40
Gold produced	oz	**23 180**	29 643	(22)	23 213	**80 344**	52 136
	kg	**721**	922	(22)	722	**2 499**	1 621
Cash operating costs#	US$ per oz	**491**	399	(23)	502	**434**	416
	ZAR per kg	**114 423**	94 268	(21)	99 841	**101 174**	85 809
	ZAR per tonne	**41**	39	(5)	37	**40**	35
Cash operating profit#	US$ million	**3.8**	6.2	(39)	1.2	**15.5**	5.9
	ZAR million	**27.5**	46.0	(40)	7.3	**112.6**	37.8
Cash operating profit attributable to DRDGOLD	US$ million	**3.8**	6.2	(39)	1.2	**15.5**	2.1
	ZAR million	**27.5**	46.0	(40)	7.3	**112.6**	12.8
Capital expenditure (net)#	US$ million	**1.2**	0.5	(140)	1.3	**2.7**	3.3
	ZAR million	**9.0**	3.8	(137)	7.8	**19.9**	21.0
Capital expenditure (net) attributable to DRDGOLD	US$ million	**1.2**	0.5	(140)	1.3	**2.7**	1.7
	ZAR million	**9.0**	3.8	(137)	7.8	**19.9**	10.9

#Represents total operation

Crown

Total throughput declined by 10% to 2 011 000t and average yield by 12% to 0.36g/t, resulting in a 22% decrease in gold production to 23 180oz. A primary contributor was the depletion of high-grade sand sites supplying the Crown plant. This is expected to be remedied by tonnage from the new 3/L/2 site scheduled to come on stream at the end of April 2007 and from the Top Star dump, for which a mining licence application is lodged with the Department of Minerals and Energy ("DME").

Cash operating costs increased by 23% to US$491/oz, reflecting the lower gold production. Cash operating profit was 40% lower at R27.5 million.

KEY OPERATING AND FINANCIAL RESULTS (Unaudited) continued

ERPM 100% consolidated from 1 Dec 2005 (Previously 40% attributable)		Quarter March 2007	Quarter December 2006	% Change	Quarter March 2006	9 months to 31 March 2007	9 months to 31 March 2006
Ore milled							
Underground	t'000	61	64	(5)	72	201	148
Surface	t'000	430	388	11	537	1 253	1 124
Total	t'000	491	452	9	609	1 454	1 272
Yield							
Underground	g/t	6.52	7.06	(8)	8.86	7.06	8.36
Surface	g/t	0.41	0.34	21	0.38	0.37	0.39
Total	g/t	1.17	1.29	(9)	1.38	1.30	1.32
Gold produced							
Underground	oz	12 796	14 532	(12)	20 512	45 653	39 776
	kg	398	452	(12)	638	1 420	1 237
Surface	oz	5 724	4 276	34	6 494	15 016	14 120
	kg	178	133	34	202	467	440
Total	oz	18 520	18 808	(2)	27 006	60 669	53 896
	kg	576	585	(2)	840	1 887	1 677
Cash operating costs#							
Underground	US$ per oz	711	627	(13)	470	604	455
	ZAR per kg	165 952	148 044	(12)	93 624	140 795	93 890
	ZAR per tonne	1 083	1 046	(4)	830	994	776
Surface	US$ per oz	629	704	11	563	640	488
	ZAR per kg	146 725	166 173	12	112 010	149 332	100 713
	ZAR per tonne	61	57	(7)	42	56	40
Total	US$ per oz	686	644	(7)	493	613	464
	ZAR per kg	160 010	152 166	(5)	98 045	142 908	95 678
	ZAR per tonne	188	197	5	135	185	129
Cash operating (loss)/profit#	US$ million	(0.7)	(0.7)	–	1.5	0.7	2.1
	ZAR million	(5.0)	(5.1)	2	9.5	5.0	13.3
Cash operating (loss)/profit attributable to DRDGOLD	US$ million	(0.7)	(0.7)	–	1.5	0.7	0.9
	ZAR million	(5.0)	(5.1)	2	9.5	5.0	5.6
Capital expenditure (net)#	US$ million	1.3	1.2	(8)	0.7	3.6	1.4
	ZAR million	9.5	8.5	(12)	4.4	26.1	8.9
Capital expenditure (net) attributable to DRDGOLD	US$ million	1.3	1.2	(8)	0.7	3.6	0.9
	ZAR million	9.5	8.5	(12)	4.4	26.1	5.8

#Represents total operation

ERPM

Total gold production was 2% lower at 18 520oz, reflecting a 12% decline in underground gold production to 12 796oz. Surface gold production, however, rose by 34% to 5 724oz.

Lower underground gold production was a consequence of both a 5% decline in underground volume to 61 000t and an 8% decline in underground yield to 6.52g/t. The deterioration in both underground volume and yield, discernible in the month of December, continued into January as the focus shifted from scattered mining in the west to longwall mining in the east. Opening up and development of the eastern longwalls fell behind and infrastructure such as ventilation and ore conveyancing proved inadequate. While this was the primary cause of reduced volume, fault negotiation below 70 level and steps taken to reduce seismicity above 70 level were also contributors. Lower yield resulted mainly from the shift from selective scattered mining in the west to longwall mining in the east.

During the quarter, ore pass development and the delivery of ventilation and other services to the eastern longwalls were accelerated and, by the end of March, volume showed some improvement. However, volume and yield are likely to remain below previous expectation for the next six to 12 months as fault negotiation below 70 level proceeds.

Higher surface gold production resulted from an 11% improvement in throughput to 430 000t and a 21% increase in yield to 0.41g/t. Volume was boosted by the start of a project to treat low-grade surface material from various sources, which is expected to continue until December 2007 and contribute significantly to a reduction in rehabilitation liability; during the quarter 35 000t of such material was treated. The Cason retreatment site was the primary contributor to the improvement in surface yield.

Total cash operating costs were 6% higher at US$686/oz. While underground cash operating costs rose by 13% to US$711/oz, surface cash operating costs were 11% lower at US$629/oz. The cash operating loss was unchanged at R5 million.

CASH OPERATING COSTS RECONCILIATION

R000 unless otherwise stated		Australasian Operations			
		Tolukuma	Porgera (20%)	Continued Operations	Discontinued Vatukoula
Total cash costs	**March 07 Qtr**	**80 021**	**96 381**	**176 402**	**20 208**
	December 06 Qtr	90 006	39 474	129 480	119 010
	9 months to March 07	242 713	220 708	463 421	230 667
Movement in gold in process	**March 07 Qtr**	**(8 400)**	**(6 380)**	**(14 780)**	**(5 863)**
	December 06 Qtr	(4 017)	40 494	36 477	(12 002)
	9 months to March 07	(1 176)	38 082	36 906	(21 080)
Less: exploration, production taxes rehabilitation and other	**March 07 Qtr**	**749**	**6 710**	**7 459**	**18 446**
	December 06 Qtr	5 847	7 836	13 683	309
	9 months to March 07	11 033	15 871	26 904	19 070
Less: retrenchment costs	**March 07 Qtr**	**–**	**–**	**–**	**(6 901)**
	December 06 Qtr	–	–	–	27 162
	9 months to March 07	–	–	–	19 252
Less: corporate and general administration cost	**March 07 Qtr**	**7 404**	**3 076**	**10 480**	**2 800**
	December 06 Qtr	7 288	3 070	10 358	4 229
	9 months to March 07	21 559	9 154	30 713	16 182
Cash operating costs	**March 07 Qtr**	**63 468**	**80 215**	**143 683**	**–**
	December 06 Qtr	72 854	69 062	141 916	75 308
	9 months to March 07	208 945	233 765	442 710	155 083
Gold produced	**March 07 Qtr**	**295**	**576**	**871**	**13**
	December 06 Qtr	373	736	1 109	284
	9 months to March 07	1 045	2 225	3 270	836
Total cash operating costs – R/kg	**March 07 Qtr**	**215 146**	**139 262**	**164 963**	**–**
	December 06 Qtr	195 319	93 834	127 968	265 169
	9 months to March 07	199 947	105 063	135 385	185 506
Total cash operating costs – US$/oz	**March 07 Qtr**	**922**	**597**	**707**	**–**
	December 06 Qtr	827	396	541	1 120
	9 months to March 07	857	450	581	795

R000 unless otherwise stated		South African Operations			
		Crown	ERPM	Blyvoor	Total Mine Operations
Total cash costs	**March 07 Qtr**	**90 131**	**98 670**	**143 993**	**332 794**
	December 06 Qtr	93 703	94 829	153 520	342 052
	9 months to March 07	273 484	287 917	459 714	1021 115
Movement in gold in process	**March 07 Qtr**	**(416)**	**(371)**	**(259)**	**(1 046)**
	December 06 Qtr	33	187	419	639
	9 months to March 07	(142)	(222)	747	383
Less: exploration, production taxes rehabilitation and other	**March 07 Qtr**	**3 340**	**2 200**	**1 457**	**6 997**
	December 06 Qtr	2 943	2 064	1 443	6 450
	9 months to March 07	8 926	6 224	4 274	19 424
Less: retrenchment costs	**March 07 Qtr**	**–**	**–**	**–**	**–**
	December 06 Qtr	–	–	–	–
	9 months to March 07	–	–	–	–
Less: corporate and general administration costs	**March 07 Qtr**	**3 876**	**3 933**	**4 170**	**11 979**
	December 06 Qtr	3 878	3 935	4 170	11 983
	9 months to March 07	11 582	11 804	12 610	35 996
Cash operating costs	**March 07 Qtr**	**82 499**	**92 166**	**138 107**	**312 772**
	December 06 Qtr	86 915	89 017	148 326	324 258
	9 months to March 07	252 834	269 667	443 577	966 078
Gold produced	**March 07 Qtr**	**721**	**576**	**1 046**	**2 343**
	December 06 Qtr	922	585	1 209	2 716
	9 months to March 07	2 499	1 887	3 514	7 900
Total cash operating costs – R/kg	**March 07 Qtr**	**114 423**	**160 010**	**132 033**	**133 492**
	December 06 Qtr	94 268	152 166	122 685	119 388
	9 months to March 07	101 174	142 908	126 231	122 288
Total cash operating costs – US$/oz	**March 07 Qtr**	**491**	**686**	**566**	**572**
	December 06 Qtr	399	644	519	505
	9 months to March 07	434	613	541	524

EXPLORATION AND DEVELOPMENT

Australasian operations

Papua New Guinea

Tolukuma

The company maintains over 5 000km² of exploration tenements in PNG. While drilling overall was reduced during the quarter as a result of mechanical issues with several drilling rigs, near-mine exploration at Tolukuma continues to focus on the Zine and Fundoot structures, with minor work also undertaken on the Tinabar structure. The Zine structure continued to be tested by both drilling and underground development, with drilling undertaken both underground and from surface locations.

Surface drill pads were prepared to test the southern Fundoot structure. Excavation in the northern Fundoot area exposed stockwork mineralisation with hangingwall splay veins.

Regional exploration was undertaken on a number of tenements, with stream sediment sampling and geological mapping undertaken on EL1271 and EL1366, in the north-east of Emperor's tenement holdings.

Field work was also undertaken at the Saki prospect, located to the east of the Tolukuma mine, where 28 shallow target drill holes have been completed. The current work is aimed at extending geochemical analyses and geological mapping away from the main mineralised zone to provide better information for future drilling in those areas.

Using this data, new deep drilling targets will be identified by May 2007, with targets likely to exceed historical drilling depths.

Drill and assay results for the quarter:

Hole ID	From	To	RL(m)	Width(m)	Au(g/t)	Ag(g/t)	Target
LM007	125.0	125.2	1 528.0	0.20	2.90	32.80	Zine
LM008	117.5	120.0	1 524.0	0.63	6.53	17.30	Zine
LM010	281.5	285.9	1 257.5	1.50	1.16	8.10	Zine
LM010	305.4	308.2	1 240.0	0.90	1.46	2.90	Zine
IV037	62.6	63.0	1 614.0	0.31	2.54	25.40	Fundoot
IV038	47.5	48.6	1 703.0	0.70	0.26	5.00	Fundoot
IV039	70.3	71.2	1 673.0	0.89	0.33	8.30	Fundoot
IV039	74.1	75.0	1 673.0	0.89	0.38	21.10	Fundoot
IV041	69.6	72.1	1 630.0	2.56	1.44	10.30	Fundoot
ZN090	422.1	424.6	1 368.0	0.75	8.32	29.90	Zine

*Assay results are uncut; intersection width calculation based on angle to drill core axis.

PNG: Regional Programme

The company maintains eleven Exploration Licences. During the quarter field work was undertaken in EL1271 and 1366, located in the north-east portion of the company's tenement holdings. This work comprised stream sediment sampling and reconnaissance geological mapping. No assay results have been received to date.

Field work was also undertaken at Saki prospect, located 3km east of the Tolukuma mine. This prospect has previously been explored, and 28 shallow drill holes have been completed. The current phase of work is aimed at extending the stream sediment geochemical coverage away from the main mineralised zone, and completing a geological mapping programme, to provide improved context for the future targeting of drill holes. Drill targets will be defined in May 2007 and are expected to target zones deeper than the previous historical drilling.

EXPLORATION AND DEVELOPMENT continued

South Africa

ERPM

ERPM Extension 1 (Sallies)

The fourth borehole has been completed. The hole has been surveyed to assist with geological interpretation. Borehole assay results are as follows:

– Channel Value 7.45 g/t / 246 cm (1829 cmgt).
– Mining Cut Value 13.14 g/t / 126 cm (1659 cmgt).

Future drilling will concentrate within the current mining lease area to define and firm up on geological structures and strike change.

The Annual Prospecting Report was submitted to the DME on 13 February, 2007 and we are currently awaiting the response from the DME regarding permission for the over-stoping of exploration development (mine mini longwall through boundary).

ERPM Extension 2 (Sallies)

The prospecting right has been granted.

Blyvoor

The current depth of the Savuka exploration borehole is 91.4m, which is continuing to encounter numerous problems.

An exploration drilling programme has been compiled to evaluate the down dip, South West extension of the ore body below 35 level.

Drilling is to be conducted on the slimes dams for gold and uranium values and to determine the mining potential for No 7 slimes dam. Drilling is expected to commence in May.

Crown

4L 49 Dump: 19 holes drilled at an average grade of 0.311g/t.
4/L/10 Dump: 64 000 tons at 0.567g/t.

Argonaut

We are still awaiting official response regarding the status of the Prospecting Right Application. The Annual Prospecting Report was submitted to the DME on 8 March 2007.

DIRECTORS

(*British) (Australian) (***American)**

Executive:
JWC Sayers (Chief Executive Officer)

Alternate:
JH Dissel

Non-executives:
J Turk ***

Independent non-executives:
RP Hume
GC Campbell* (Non-Executive Chairman)
D Blackmur **

Group Company Secretary:
TJ Gwebu

For further information, contact Ilja Graulich at:

Tel: (+27-11) 219-8700 • Fax: (+27-11) 476-2637 • e-mail: ilja.graulich@za.drdgold.com • website: http://www.drdgold.com
Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa • PO Box 390, Maraisburg, 1700, South Africa

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